EXHIBIT 99.1

Coastal.com to Present at the Stifel 2014 Technology, Internet & Media Conference on February 11, 2014

VANCOUVER, British Columbia, Jan. 31, 2014 (GLOBE NEWSWIRE) -- Coastal.com (Nasdaq:COA) (TSX:COA), the leading global manufacturer and digital retailer of high-quality glasses and contact lenses, has been invited to present at the Stifel 2014 Technology, Internet & Media Conference. The conference will be held at the Fairmont Hotel in San Francisco on February 10-12, 2014.

Coastal.com management is scheduled to present on Tuesday, February 11, 2014 at 8:00am Pacific time, with one-on-one meetings held throughout the day.

To schedule a one-on-one meeting with Coastal.com management, please contact your Stifel representative. More information about the conference may be found at www.stifel.com.

About Coastal.com

Coastal.com is the leading manufacturer and online retailer of eyewear products offered through a family of world class websites.  Established in 2000, the Coastal.com family of brands offers an extensive, in stock selection of prescription eyewear, contact lenses and sunglasses. Coastal.com's vision is to make the process simple, either on-line or at one of our retail showrooms, so our customers can see everything life has to offer.  For more information about Coastal.com (Nasdaq:COA), visit www.coastal.com.

CONTACT: Terry Vanderkruyk
         Chief Corporate Development Officer
         Coastal.com
         (604) 676-4498
         terryv@coastal.com
         or
         Liolios Group Inc.
         Scott Liolios or Cody Slach
         (949) 574-3860
         COA@liolios.com